UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________________________

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A
_________________________________

Date of Report: February 19, 2021

Belpointe REIT, Inc
(Exact name of issuer as specified in its charter)

Maryland		83-1314648
(State or other jurisdiction of incorporation or organization)		(I.R.S. Employer Identification No.)

125 Greenwich Avenue, 3rd Floor Greenwich, Connecticut 06830
(Full mailing address of principal executive offices)

(203) 622-6000
(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:
Common Stock, $0.01 par value

Item 9. Other Events

References to “we,” “us,” “our” or the “Company” refer to Belpointe REIT, Inc. and its subsidiaries, taken together, unless context otherwise requires.

Forward-Looking Statements

This current report on Form 1-U contains forward-looking statements about our business, operations and financial performance, including, in particular, statements about our plans, strategies and objectives. Our use of words like “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” “will” and similar expressions or statements regarding future periods or events are intended to identify forward-looking statements. These statements are based on current expectations which involve numerous risks, uncertainties and assumptions. Although we believe the assumptions underlying the forward-looking statements, and the forward-looking statements themselves, are reasonable, any of the assumptions could prove to be inaccurate and, therefore, there can be no assurance that these statements will themselves prove accurate and our actual results, performance and achievements may materially differ from those expressed or implied by these statements as a result of numerous factors, including, without limitation, those discussed under the Risk Factors heading in our offering circular dated February 10, 2021, a copy of which may be accessed here. In light of the significant uncertainties inherent in these forward-looking statements, the inclusion of this information should not be regarded as a representation by us or any other person that our plans, strategies and objectives, which we consider to be reasonable, will be achieved.

Short-Term Secured Loan Transaction

On February 16, 2021, we lent Belpointe PREP, LLC, a Delaware limited liability company (“Belpointe PREP”), and affiliate of our Sponsor $24,000,000 pursuant to the terms of a secured promissory note (the “Secured Note”). The Secured Note bears interest at a rate of 0.14% per annum, is due and payable on June 30, 2021 (the “Maturity Date”) and is secured by all of the assets of Belpointe PREP. Belpointe PREP intends to use the proceeds from the loan to make certain qualified opportunity zone investments.

The UConn Investment – Mansfield, Connecticut

On March 20, 2020, BPOZ 497 Middle Holding, LLC, a Connecticut limited liability company (“BPOZ 497”), and our indirect majority-owned subsidiary, originated an approximately $2,481,000 preferred equity investment in CMC Storrs SPV, LLC, a Connecticut limited liability company (“CMC”). CMC holds a property owned by a consortium of investors located in the University of Connecticut’s main campus in Mansfield, Connecticut.

On February 15, 2021, BPOZ 497 notified CMC of its election to terminate its interest in CMC. Pursuant to the terms of its Limited Liability Company Agreement, CMC is obligated to redeem BPOZ 497’s preferred equity plus interest thereon.

Exhibit No.	Description
6.1*	Belpointe PREP, LLC Secured Promissory Note
*	Filed herewith.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in Greenwich Connecticut on February 19, 2021.

Belpointe REIT, Inc.

By:	/s/ Brandon E. Lacoff
Brandon E. Lacoff
Chairman of the Board and Chief Executive Officer